Exhibit 99.138

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 tel 416 703 6298 fax 416 703 7764	info@lsgold.com www.lsgold.com

NEWS RELEASE

LAKE SHORE GOLD EXTENDS CASA BERARDI “G ZONE,” DISCOVERS NEW ZONE ON
WEST BLOCK AND COMMENCES NEW WINTER DRILL PROGRAM

•                  Mineralization in Casa Berardi East Block “G Zone” extended to 280 metres below surface with CE-09-13 intersecting 6.24 gpt over 1.00 metre and 8.56 gpt over 1.00 metre, CE-09-18 intersecting 3.04 gpt over 6.30 metres, including 5.70 gpt over 2.70 metres, and CW-09-12 intersecting 2.33 gpt over 7.30 metres, including 4.83 gpt over 1.90 metres.

•                  Initial program of drilling on West Block discovers new mineralization of 3.44 gpt over 3.91 metres at 375 metre depth within a largely untested 150 metre wide zone of deformation and hydrothermal alteration, highlights significant potential of West Block area.

•                  Lake Shore Gold expects to earn 50% interest in Casa Berardi optioned property by end of 2010.

Toronto, Ontario (February 16, 2010) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today reported results from 16 holes and 6,893 metres of diamond drilling completed in 2009 at the Company’s Casa Berardi optioned property. Of the 16 holes, 10 holes (3,656 metres) were completed on the east block approximately 6.0 kilometres (“kms”) east of the Casa Berardi mining operations and along the east extension of the Casa Berardi fault zone. The remaining six holes and 3,237 metres were drilled on the west extension of the Casa Berardi Fault at distances between 600 metres and 1.3 kms west of the boundary with the Casa Berardi Mine.

Lake Shore Gold is currently earning a 50% interest in the Casa Berardi optioned property through an option agreement, reached in September 2007, with Aurizon Mines Ltd. (“Aurizon”) by spending $5.0 million over a period not to exceed five years. As of December 31, 2009, the Company had spent approximately $3.5 million towards the earn-in commitment. Lake Shore Gold is the operator during the earn-in period. The optioned property lies to the east and west of Aurizon’s wholly owned Casa Berardi mining operations, including the West Mining Complex and East Mine and Mill Complex.

Significant results from the East Block include an intercept of 2.33 gpt over 7.30 metres, including 4.83 gpt over 1.90 metres in CE-09-12, which tested the east portion of the G Zone at a depth of 280 metres below surface and 45 metres below the previously reported “new discovery” value of 8.58 gpt over 10.40 metres in CW-08-03 (see previously released press release dated October 23, 2008). Mineralization intersected is contained within an altered zone of deformed mixed lithic wacke and magnetite rich sediment bands and minor banded chert-magnetite Iron Formation in contact with a 16.30 metre thick banded chert-magnetite Iron Formation unit. This intersection confirms the continuity of the structure in CE-08-03 to depth. CE-09-18 was drilled 400 metres west of CE-09-12 to test an intersection of 6.84 gpt over 3.10 metres in the previously released CE-08-11. This hole returned 3.04 gpt over 6.30 metres, including 5.70 gpt over 2.70 metres, and extends mineralization in this area of the G-Zone to a vertical depth of 290 metres within a strike length of 500 metres.

Drilling on the West Block of claims focused on exploring a 1.0 km strike length of untested stratigraphy along the Casa Berardi Fault. CW-09-23 returned 3.44 gpt over 3.91 metres, including 6.07 gpt over 1.00 metre, at a vertical depth of 375 metres below surface. This new intersection is the most significant result from the limited drilling west of the Casa Berardi Mine Claim boundary and highlights the exploration potential for new discoveries along the Casa Berardi Fault trend. The host unit contains anomalous gold values over a 23.2 metre drill thickness and is made up of hydrothermally altered and strongly deformed graphitic and wacke bands with ribboned 20-40% quartz - ankerite veining with 5% - 70% pyrite - pyrrhotite and minor arsenopyrite within an overall package of Chert-sulphide Iron Formation. The intersection is associated with a 150 metre wide zone of strongly deformed and altered metasediments and local Iron Formation along the west extension of the Casa Berardi Fault Zone near a major contact between mafic to intermediate volcanic and sedimentary rocks. This zone of deformation is essentially untested (nine shallow holes drilling to 100 metres below surface) for a 700 metre strike length east of Hole CW-09-26 and a further 700 metres to the west of this hole, for a total unexplored strike length of 1.4 kms.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Casa Berardi represents an important opportunity for future growth for Lake Shore Gold, one that will move the Company beyond its strong foundation in the Timmins Camp. We are very encouraged by the extension to depth of the East Block and the new zone discovered on the optioned property to the west of Aurizon’s Casa Berardi mining and milling operations. Given the continuity of structures illustrated to date and large untested gaps within these structures, we are encouraged by the potential to define new resources in close proximity to the Casa Berardi mill. In the West Block, CW-09-23 intersected a strongly deformed, broad zone of alteration and mineralization within the same trend as the Casa Berardi mining operations. Future drilling will test the intersections along strike and at depth in order to determine the attitude and plunge of the mineralized structure. We are looking forward to earning our 50% interest before the end of the year and to moving the property forward as a 50% joint venture partner with Aurizon.”

The 2010 drill program will include approximately 10,700 metres of diamond drilling on both the East and West blocks and includes both summer and winter drilling. Expenditures related to the 2010 program are expected to allow the Company to earn its 50% interest in the Casa Berardi operation property before the end of 2010. The winter program is scheduled to start on or about February 15, 2010 and will include a total of approximately 6,000 metres in 23 holes designed to illustrate continuity and expand mineralization in the G Zone.

Quality Control

The Company’s Qualified Person (“QP”) for the Casa Berardi property is Keith Green, P. Geo. As QP, he has prepared or supervised the preparation of the scientific or technical information for the property and has verified the data disclosed in this press release.

Lake Shore Gold has a quality control program to ensure best practices in the sampling and analysis of drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than three grams per tonne gold, another pulp is taken and fire assayed with a gravimetric finish. Zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags to ALS Chemex Lab located in Val’dor, Quebec for analysis.. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with large land positions on the west and east sides of the Timmins Gold Camp. The Company is carrying out an underground advanced exploration program at its 100%-owned Timmins Mine project, where it has both a shaft and a ramp, and is currently commencing advanced exploration work at the adjacent Thunder Creek property. The Bell Creek Mill, located on the east side of Timmins, has been refurbished to a capacity of 1,500 tonnes per day. The Company is also making progress with an underground advanced exploration program at its Bell Creek Complex, including the Bell Creek Mine, Schumacher and Vogel properties, which is moving forward to become the Company’s second mining operation in the Timmins Camp. The Company continues to invest aggressively in exploration primarily in Timmins and in select other areas of Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, geological interpretations, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify a reserve or resource.

FOR FURTHER INFORMATION PLEASE CONTACT:
Tony Makuch
President & CEO
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Email: info@lsgold.com

Casa Berardi East and West Block Programs - New Significant Assay Results

Hole	From	To	Length
Number	(m)	(m)	(m)	Assay (gpt)	Comments
CE-08-11 ext.	324.50	325.00	0.50	3.82	East Block

CE-08-12	329.60	330.40	0.80	10.20	East Block
	342.70	350.00	7.30	2.33
Includes	344.80	346.70	1.90	4.83

CE-09-13	242.20	245.00	2.80	2.73	East Block
Includes	242.20	243.20	1.00	6.24
	247.30	248.30	1.00	8.56

CE-09-14	330.40	331.70	1.30	1.82	East Block

CE-09-16	268.10	270.00	1.90	2.58	East Block
Includes	268.80	269.35	0.55	7.04

CE-09-18	324.90	331.20	6.30	3.04	East Block
Includes	327.60	330.30	2.70	5.70
	332.40	333.40	1.00	2.04
	340.80	341.25	0.45	2.92

CE-09-20	186.00	187.20	1.20	2.57	East Block
Includes	186.80	187.20	0.40	5.16

CW-09-23	434.92	438.83	3.91	3.44	West Block - New Zone
Includes	437.00	438.00	1.00	6.07
	443.89	449.00	5.11	1.68

Note:

1)     Holes CE-09-15, CE-09-17 and CE-09-19 returned no significant assays on the East Block.

2)     Holes CW-09-21, CW-09-22, CW-09-24, CW-09-25 and CW-09-26 returned no significant assays on the West Block.

3)     All widths reported are drill thicknesses as true widths are unknown at this time.

4)     All assays are uncut values.

Figure 1. General Geology

Figure 2. Plan View

Figure 3. Cross Section

5494200
5494400
5494600
5000
4800
4600
N
CE-08-03
CE-09-12
CE-09-14
84724-0
CE-08-05
G NORTH ZONE
SURFACE
CE-08-05
4.14 g/t /3.35m
84724-0
26.25 g/t /0.50m
4.06 g/t /1.61m
84724-0
11.11 g/t /2.20m
CASA BERARDI FAULT
CE-08-03
8.58 g/t /10.40m
CE-09-12
10.20 g/t /0.80m
2.73 g/t /7.30m
incl. 4.83 g/t /1.90m
CE-08-03
CE-09-12
CE-09-14
Legend
Overburden
Mafic Volcanics
Greywacke, Sediments
Projection: NAD83 Zone 17N
0
40
80
120
Meters
LAKE SHORE GOLD CORP.
CASA BERADI PROJECT
SECTION 635145 EAST
LOOKING WEST
Date: Feb, 2010
File: 635145e.mxd
Name:

Figure 4. Cross Section (2)

5491200
5491400
5491600
5000
4800
4600
4400
CW-09-23
SURFACE
MYLONITE ZONE
CW-09-23
3.44 g/t /3.91m
incl. 6.07 g/t /1.00m
Legend
Overburden
Mafic Volcanics
Chemical Sediments
Greywacke, Sediments
Conglomerate
0
40
80
120
Meters
Projection: NAD83 Zone 17N
LAKE SHORE
GOLD CORP.
CASA BERADI PROJECT
SECTION 620480 EAST
LOOKING WEST
Date: Feb, 2010
File: 620480e.mxd
Name:

Figure 5. Main Area

634500
635000
635500
5494500
5494000
N
500 meters
CANTON RAYMOND
CANTON CASA-BERARDI
Open
Open
CE-09-13
6.24 g/t /1.00m
8.56 g/t /1.00m
CE-09-16
7.04 g/t /0.55m
CE-09-12
10.20 g/t /0.80m
2.73 g/t /7.30m
incl. 4.83 g/t /1.90m
CE-09-18
3.04 g/t /6.30m
incl. 5.70 g/t /2.70m
CE-09-20
5.16 g/t /0.40m
CE-09-20
CE-09-18
CE-08-11-ext
CE-09-13
CE-09-15
CE-09-12
CE-09-14
CE-09-16
CE-09-17
CE-09-19
CE-08-05
CE-08-02
CE-08-10
84724-0
(INCO)
Sediments
Volcanics
CE-09-13
CE-09-15
CE-08-08
CE-08-08A
CE-09-16
CE-09-17
CE-09-19
CE-08-07
CE-09-12
CE-09-14
CE-08-03
CE-08-01
Volcanics
CE09-18
CE-09-20
CE-08-11-ext
CE-08-11
CE-08-04
Sediments
Volcanics
Legend
LSG 2009 DIAMOND DRILL HOLE COLLAR
LSG 2008 DIAMOND DRILL HOLE COLLAR
Historical Diamond Drill Hole Collar (INCO)
0 50 100 200
Meters
Projection: NAD_1983_UTM_Zone_17N
LAKE SHORE
GOLD CORP.
CASA BERARDI PROJECT
2008-9 DIAMOND DRILLING
MAIN AREA MAP
Date: Feb, 2010 Name:
File: press_rel_feb2010_ddh_main_loc_letter.mxd

Figure 6. Photo of LSG Drill Near Casa Berardi Mining Operations